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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horace Mann Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Horace Mann Plaza
(No. and Street)

Springfield	Illinois	62715-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly A. Johnson (217) 788-8538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive, Suite 5500	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KRISTIN CERVELLONE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 07-10-2017

Kimberly A. Johnson
Signature

Financial and Operations Principal
Title

Kristin Cervellone
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firi

HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

HORACE MANN INVESTORS, INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Schedule I - Computation of Net Capital Pursuant to Rule 15c-3-1	12
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	13
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	14

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Investors, Inc.:

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horace Mann Investors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 20, 2015

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	1,074,863
Special reserve bank account for exclusive benefit of customers		-
Distribution fees receivable		135,587
Accrued investment income		30
Receivables from affiliated companies		87,239
Deferred tax asset		11,648
Total assets	$	1,309,367
Liabilities and Stockholder's Equity		
Liabilities:		
Income tax payable to Parent		24,842
Accrued expenses and other liabilities		23,885
Total liabilities	$	48,727
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		110,000
Retained earnings		1,145,640
Total stockholder's equity		1,260,640
Total liabilities and stockholder's equity	$	1,309,367

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Income

Year ended December 31, 2014

Revenue:		
Commissions on the sale of variable annuities	$	8,258,735
Commissions on the sale of variable life products		175,252
Commissions on the sale of mutual funds		489,160
Administrative service fees from affiliate		100,000
Distribution fees		1,839,987
Interest income		348
Realized investment gains		1,775
Other income		1,435
Total revenue		10,866,692
Expenses:		
Commissions on the sale of variable annuities		8,258,735
Commissions on the sale of variable life products		157,499
Commissions on the sale of mutual funds		251,803
Distribution fees paid to agents		108,890
Salaries and other payroll expenses		849,385
Regulatory fees and expenses		332,688
Other expenses		335,852
Total expenses		10,294,852
Income before income tax expense		571,840
Income tax expense		201,469
Net income	$	370,371

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2013	$	5,000	110,000	775,269	890,269
Dividend paid to stockholder		-	-	-	-
Net income		-	-	370,371	370,371
Balance at December 31, 2014	$	5,000	110,000	1,145,640	1,260,640

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	370,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in distribution fees receivable		(2,041)
Increase in deferred tax asset		(7,484)
Increase in current tax payable		30,462
Increase in receivables from affiliated companies		(90,727)
Other, net		703
Net cash provided by operating activities		301,284
Cash and cash equivalents at beginning of year		773,579
Cash and cash equivalents at end of year	$	1,074,863

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.
Notes to Financial Statements
December 31, 2014

(1) Description of Business

Horace Mann Investors, Inc. (Investors or the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 to engage in the sale of variable products and mutual funds, and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC).

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. Investors also serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts, Fidelity mutual funds, American Funds mutual funds and 529 plans, and mutual funds and group annuity contracts sold through Mid Atlantic Capital Corp. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors' services include common remitter services. Therefore, the Company has a required net capital of $250,000. Investors carries no margin accounts and does not otherwise hold funds or securities for customers. Investors has not executed any customer securities transactions during the year.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b) Commissions and Fee Income

Investors receives commission revenues from authorized third-party vendor products at the time of sale of these contracts. Subsequently, Investors pays a commission expense to Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors, in accordance with existing distribution agreements among the companies. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from SEI Investments Distribution Company, the distributor for the Wilshire Variable Insurance Trust. These distribution payments are calculated monthly based on the net asset value of the funds.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents are comprised of cash and money market demand accounts.

(d) ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income*, and its net income as presented in the Statement of Income.

(e) ***Income Taxes***

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax items include an allocation of temporary differences from the affiliated companies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

(f) ***Fair Value Measurements***

The Company adopted, in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amount of the assets approximates fair value unless otherwise noted on the Statement of Financial Condition. The fair value of the financial assets (which include cash and cash equivalents) carried at fair value were measured using quoted market prices in active markets (Level 1 inputs).

(g) ***Subsequent Events***
The Company has evaluated subsequent events through the date these financial statements were issued.

(3) Special Reserve Bank Account for the Exclusive Benefit of Customers

Common remitter funds are deposited into the special reserve bank account for the exclusive benefit of customers and are remitted to the selling broker dealer by noon the following day. No common remitter funds were held at any point during 2014.

(4) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,515,622 for the management, administrative and data processing services, and utilization of personnel in 2014. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2014, Investors recognized $8,258,735 of commission income for the sale of HMLIC variable annuity contracts. Investors also earned $100,000 in administrative services fees from HMLIC.

(5) Income Taxes

Investors paid federal income tax of $178,491 to the Parent in 2014.

Income tax liability:

	December 31, 2014
Current liability	$(24,842)
Net deferred asset	11,648
Net income tax liability	$(13,194)

HORACE MANN INVESTORS, INC.
Notes to Financial Statements
December 31, 2014

The "temporary differences" that give rise to the deferred tax balances at December 31, 2014 were as follows:

Deferred tax assets:	
Pension and employee benefits	$ 16,313
Non-deductible accruals	4,842
Total gross deferred tax assets	21,155
Deferred tax liabilities:	
Fixed assets	9,507
Total gross deferred tax liabilities	9,507
Net deferred tax asset	$ 11,648

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2014, the Company had no capital or net operating loss carryforwards.

The components of the income tax expense for 2014 were as follows:

Current	$ 208,953
Deferred	(7,484)
Total income tax expense	$ 201,469

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 35% to income before income taxes as follows:

Expected federal tax on income	$ 200,144
Add tax effects of:	
Allocated non-deductible expenses	1,341
Provision to return adjustment	(16)
Total income tax expense	$ 201,469

The Company's federal income tax returns for years prior to 2011 are no longer subject to examination by the IRS.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

The Company classifies all interest and penalties as income tax expense. As of December 31, 2014, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(6) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors three qualified and two non-qualified retirement plans. Substantially all employees participate in the qualified non-contributory defined contribution and the 401(k) plans. Employees, who were hired prior to 1998, have a vested accrued benefit in a frozen qualified defined benefit plan. Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. Expense allocated by HMSC to Investors in 2014 for the qualified and non-qualified plans total $79,583 and $6,681, respectively.

Employees of HMSC become eligible to participate in the qualified defined contribution plan after one year of service; contributions are made based on eligible earnings and years of service and are credited to the employee's individual plan account. The majority of the employees receive a 5% contribution, though other longer service employees receive a grandfathered contribution of 7%. Accounts vest after 3 years of service. In November 2014, the Parent announced that the fully funded defined contribution plan would be terminated December 31, 2014 and all participant accounts would become 100% vested and be distributed to all current and former employee participants in 2015.

All employees of HMSC participate in the 401(k) and receive a 100% vested 3% "safe harbor" company contribution based on the employees' eligible earnings. In November of 2014, the Parent communicated that effective January 1, 2015, it would begin matching each dollar of employee contributions up to a 5% maximum – in addition to maintaining the automatic 3% "safe harbor" contribution. The new matching company contribution vests after 5 years of service.

Participants' ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations.

All assets for all three qualified plans are held in their respective plan trusts.

The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

(7) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2014, Investors' net capital and required net capital were $1,005,059 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .05 to 1.

Schedule I
HORACE MANN INVESTORS, INC.
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital:		
Total stockholder's equity from statement of financial condition qualified for net capital	$	1,260,640
Total nonallowable assets:		
Distribution fees receivable		(135,587)
Receivable from affiliated companies		(87,239)
Deferred tax asset		(11,648)
		(234,474)
Haircut on securities		(21,107)
Net capital		1,005,059
Computation of aggregate indebtedness – accrued expenses		48,727
Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000)		250,000
Excess net capital		755,059
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirements		705,059
Ratio of aggregate indebtedness to net capital		.05 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2014 filed by Investors in its Form X-17A-5 on January 27, 2015.

See accompanying report of independent registered public accounting firm.

Schedule II

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		-
Market value of securities of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items		-
Debits balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances to continuous net settlement accounts)		-
Margin required and on deposit with the options clearing corporation for all option contract written or purchased in customers accounts		-
Other		-
Gross debits		-
Less 3 percent charge		-
Total debit items		-
Reserve computation		
Excess of total debits over total credits	$	-
Required deposit		None

Note: There are no material differences between the computation presented above and the computation for determination of reserve requirements as of December 31, 2014 filed by Investors in its X-17A-5 on January 27, 2015.

See accompanying report of independent registered public accounting firm.

Schedule III

HORACE MANN INVESTORS, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2014

1	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ -
	A. Number of items	-
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Compliance Report

December 31, 2014

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Investors, Inc.:

We have examined the statements made by Horace Mann Investors, Inc. (the Company), included in the accompanying *Compliance Report*, that (1) the Company's internal control over compliance was effective during the period June 1, 2014 to December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, and 17 C.F.R. § 240.15c3-3(e), of the Securities and Exchange Commission that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the period June 1, 2014 to December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Horace Mann Investors, Inc.'s statements referred to above are fairly stated, in all material respects.

KPMG LLP

Chicago, Illinois
February 20, 2015

Horace Mann Investors Inc. Compliance Report

Horace Mann Investors Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the period June 1, 2014 to December 31, 2014;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent period ended December 31, 2014;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent period ended December 31, 2014; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Kimberly A. Johnson, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ______________________

Title: Financial and Operations Principal, Horace Mann Investors Inc.

February 20, 2015